UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

TRIPOS INC.
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)


896928108
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, CIO
Reed, Conner & Birdwell, LLC.
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA  90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                            December 31, 2001
------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP:  896928108

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

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3	SEC USE ONLY

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4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
p
     Delaware

---------------------------------------------------------------
NUMBER OF		7	SOLE VOTING POWER		0
SHARES			---------------------------------------------
BENEFICIALLY		8	SHARED VOTING POWER		350,059
OWNED BY		---------------------------------------------
EACH			9	SOLE DISPOSITIVE POWER		0
REPORTING       	  ---------------------------------------------
PERSON WITH		10	SHARED DISPOSITIVE POWER	350,059

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	350,059

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*							[   ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.69%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 896928108
Item 1: Reporting Person - Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 350,059
Item 8: None
Item 9: 350,059
Item 10: None
Item 11: 350,059
Item 13: 4.69%
Item 14: IN

Cusip # 896928108
Item 1: Reporting Person - Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 350,059
Item 8: None
Item 9: 350,059
Item 10: None
Item 11: 350,059
Item 13: 4.69%
Item 14 IN

* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of Tripos, Inc. whose principal executive offices are located at 1699 South Hanley Road, St. Louis, MO 63144.

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	President of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	CIO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase and/or sale on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

N/A

Item 5.	Interest in Securities of the Issuer

(c)	Transactions made by RCB within the last sixty days:

12/17/2001	B  	380	18.79
12/17/2001	S  	300	18.82
12/18/2001	B  	300	18.89
12/18/2001	S  	200	18.50
12/19/2001	S  	240	19.00
12/20/2001	B  	200	19.00
12/26/2001	B  	1370	19.26
12/27/2001	B  	1820	19.48
12/27/2001	S  	280	19.11
12/31/2001	B  	810	19.38
01/02/2002	B  	310	19.65
01/03/2002	B  	1160	19.39
01/04/2002	B  	720	24.95
01/07/2002	B  	590	27.74
01/08/2002	B  	910	27.45
01/08/2002	S  	500	27.46
01/09/2002	S  	136670	30.45
01/10/2002	B  	1940	30.40
01/11/2002	B  	150	29.92
01/11/2002	S  	2000	30.09
01/14/2002	B  	20	30.73
01/15/2002	B  	250	32.34
01/16/2002	B  	700	29.89
01/17/2002	B  	430	30.64
01/24/2002	B  	80	33.53
01/24/2002	S  	170	33.72
01/25/2002	B  	100	34.16
01/28/2002	S  	10	32.76
01/29/2002	S  	630	30.78
01/30/2002	B  	240	28.25
02/01/2002	B  	450	30.52
02/04/2002	B  	90	31.37
02/04/2002	S  	50	30.50
02/05/2002	B  	100	30.25
02/06/2002	B  	580	30.16
02/07/2002	B  	380	27.36
02/13/2002	S  	240	26.97
02/14/2002	S  	250	27.65


(e) In November, 2001 RCB ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on February 14, 2002


Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement by RCB and its' Control Persons.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Reed Conner & Birdwell, LLC.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO


Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: February 14, 2002


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO